UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: September 21, 2018

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2018 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2018

Contents

Page

Interim Unaudited Condensed Consolidated Balance Sheets	F-3

Interim Unaudited Condensed Consolidated Statements of Operations	F-4 to F-5

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity	F-6

Interim Unaudited Condensed Consolidated Statements of Cash Flows	F-7 to F-8

Notes to the Interim Unaudited Condensed Consolidated Financial Statements	F-9 to F-15

Camtek Ltd. and its Subsidiaries
Interim Unaudited Condensed Consolidated Balance Sheets

(In thousands)

		June 30,	December 31,
		2018	2017
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	5A	41,204	43,744
Trade accounts receivable, net		32,278	23,153
Inventories	5B	23,693	21,336
Other current assets	5C	2,769	3,215

Total current assets		99,944	91,448

Property, plant and equipment, net	5D	15,731	15,503

Long term inventory	5B	1,466	1,383
Deferred tax assets		3,308	4,067
Other assets, net		153	153
Intangible assets, net	5E	480	482

		5,407	6,085

Total assets		121,082	113,036

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		15,174	10,502
Other current liabilities	5F	16,552	17,395

Total current liabilities		31,726	27,897

Long term liabilities
Liability for employee severance benefits		870	838
		870	838

Total liabilities		32,596	28,735

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2018 and at December 31, 2017;
38,277,165 issued shares at June 30, 2018 and 37,924,507 at December 31, 2017;
36,184,789 shares outstanding at June 30, 2018 and 35,832,131 at December 31, 2017;	3	149	149
Additional paid-in capital		79,820	78,437
Retained earnings		10,415	7,613
		90,384	86,199
Treasury stock, at cost (2,092,376 as of June 30, 2018 and December 31, 2017)		(1,898)	(1,898)

Total shareholders' equity		88,486	84,301

Total liabilities and shareholders' equity		121,082	113,036

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2018	2017	2018	2017	2017
	Note	U.S. dollars		U.S. dollars		U.S. dollars
Revenues		57,736	43,828	30,462	22,682	93,485
Cost of revenues		29,840	22,384	15,563	11,527	47,966

Gross profit		27,896	21,444	14,899	11,155	45,519

Research and development costs		6,955	6,852	3,406	3,413	13,534
Selling, general and
administrative expenses	6A	12,664	11,159	6,775	5,754	22,022
Expenses from settlement	9A	-	13,000	-	13,000	13,000
		19,619	31,011	10,181	22,167	48,556

Operating income (loss)		8,277	(9,567)	4,718	(11,012)	(3,037)

Financial income (expenses), net	6B	436	(209)	146	(56)	(150)

Income (loss) from continuing
operations before taxes		8,713	(9,776)	4,864	(11,068)	(3,187)

Income tax benefit (expense)		(848)	5,364	(533)	5,404	4,875

Net income (loss) from continuing operations		7,865	(4,412)	4,331	(5,664)	1,688

Discontinued operations *
Income from discontinued operations
Income before tax benefit (expense)		-	4,339	-	1,981	18,302
Income tax benefit (expense)		-	(505)	-	(194)	(6,028)

Income from discontinued
operation		-	3,834	-	1,787	12,274

Net income (loss)		7,865	(578)	4,331	(3,877)	13,962

* The financial position of the PCB business is presented as discontinued operations. See also Note 1.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (contd.)

Net income (loss) per ordinary share:

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2018	2017	2018	2017	2017
	Note	U.S. dollars		U.S. dollars		U.S. dollars

Basic earnings (losses) from continuing operation		0.22	(0.12)	0.12	(0.16)	0.05

Basic earnings from discontinued operation		-	0.11	-	0.05	0.35

Basic net earnings (losses)		0.22	(0.02)	0.12	(0.11)	0.40

Diluted earnings (losses) from continuing operation		0.22	(0.12)	0.12	(0.16)	0.05

Diluted earnings from discontinued operations		-	0.11	-	0.05	0.34

Diluted net earnings (losses)		0.22	(0.02)	0.12	(0.11)	0.39

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic		36,050	35,359	36,090	35,369	35,441

Diluted		36,512	35,359	36,632	35,369	35,964

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
	Number of	U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(in thousands)	U.S. Dollars (in thousands)
Balances at
December 31,
2016	37,440,552	148	(2,092,376)	76,463	(1,348)	(1,898)	73,365

Share-based
compensation
expense	-	-	-	634	-	-	634
Exercise of share
options and RSUs	483,955	1	-	1,340	-	-	1,341
Dividend	-	-	-	-	(5,001)	-	(5,001)
Net income	-	-	-	-	13,962	-	13,962
Balances at
December 31, 2017	37,924,507	149	(2,092,376)	78,437	7,613	(1,898)	84,301

Share-based
compensation
expense	-	-	-	394	-	-	394
Exercise of share
options	352,658	*	-	989	-	-	989
Dividend	-	-	-	-	(5,063)	-	(5,063)
Net income	-	-	-	-	7,865	-	7,865

Balances at
June 30, 2018	38,277,165	149	(2,092,376)	79,820	10,415	(1,898)	88,486

*    Less than $1 thousand

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	U.S. dollars		U.S. dollars		U.S. dollars
Cash flows from operating activities:
Net income (loss)	7,865	(578)	4,331	(3,877)	13,962
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization	962	1,016	471	520	2,122
Deferred tax expense (benefit)	759	(5,470)	526	(5,470)	6
Share based compensation expense	394	229	249	114	634
Loss on disposal of fixed assets	324	-	24	-	-

Changes in operating assets and liabilities:
Trade accounts receivable, net	(9,363)	1,027	(8,944)	(1,744)	(484)
Inventories	(2,845)	(4,655)	(1,983)	(2,145)	(5,323)
Due (to) from affiliates, net	346	(385)	24	(318)	(699)
Other current assets	100	533	17	1,126	(378)
Trade accounts payable	4,672	2,211	2,660	(36)	198
Other current liabilities	(843)	1,586	1,655	1,486	2,673
Liability in respect of settlement	-	13,000	-	13,000	-
Liability for employee severance benefits, net	32	261	(15)	61	171

Net cash provided by (used in) operating
activities of continued operations	2,403	8,775	(985)	2,717	12,882

Cash provided by (used in) operating activities of discontinued operations	-	948	-	1,087	(11,247)
Net cash provided by (used in) operating
activities	2,403	9,723	(985)	3,804	1,635
Cash flows from investing activities:
Proceeds from disposal of fixed assets	76	-	76	-	-
Purchase of fixed assets	(1,148)	(2,152)	(836)	(974)	(3,138)
Purchase of intangible assets	(35)	(20)	(10)	(13)	(84)

Net cash used in investing
activities from continuing operations	(1,107)	(2,172)	(770)	(987)	(3,222)

Cash used in (provided by) investing activities of discontinued operations	-	(19)	-	(14)	29,854
Net cash provided by (used in) investing
activities	(1,107)	(2,191)	(770)	(1,001)	26,632

Cash flows from financing activities:
Proceeds from exercise of share options and
RSUs	989	182	615	182	1,341
Dividend payment	(5,063)	-	(5,063)	-	(5,001)

Net cash provided by (used in) financing activities from continuing activities	(4,074)	182	(4,448)	182	(3,660)

Net cash provided by (used in) financing activities	(4,074)	182	(4,448)	182	(3,660)
Effect of change in exchange rate on cash and cash equivalents	238	(332)	235	(140)	(603)

Net increase (decrease) in cash and cash
equivalents	(2,540)	7,382	(5,968)	2,845	24,004
Cash and cash equivalents at beginning of
the period	43,744	19,740	47,172	24,277	19,740

Cash and cash equivalents at end of the
period	41,204	27,122	41,204	27,122	43,744

* The financial position of the PCB business is presented as discontinued operations. See also Note 1.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,
	2018	2017
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

Interest paid	-	-

Income taxes paid	112	696

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 1 - Nature of Operations

Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is controlled by (43.30%) Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

In September 2017, the Company completed the sale of its PCB inspection and metrology business unit. The Buyers acquired all of the assets and liabilities related to the PCB business unit, including 100% equity interests in the Company’s Chinese and Taiwanese subsidiaries. The Company received a total cash consideration of $32,000 thousand and may receive an additional amount of up to $3,000 thousand conditioned upon the PCB business unit's revenues in 2018. The Company records the contingent consideration portion of the arrangement when the consideration is determined to be realizable. As of June 30, 2018, no asset with respect of contingent consideration was recognized.

Due to the sale of the Company’s PCB business, the results of this unit ceased to be consolidated into these financial statements and are accounted as discontinued operations in the prior periods.

Note 2 - Basis of Preparation

A.          Statement of compliance

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2017 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s annual report on Form 20-F for the year ended December 31, 2017.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six-month periods ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ended December 31, 2018 or for any other future period.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 2 - Basis of Preparation (cont’d)

B.          Recent Accounting Pronouncements

Effective January 1, 2017, the Company adopted ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” This simplifies subsequent measurement of inventory by having an entity measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation.  The adoption of ASU 2015-11 did not have any impact on the Company's consolidated financial position, results of operations, and cash flows.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation - Stock Compensation (Topic718): Scope of Modification Accounting.”  This ASU amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718.  This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  The Company chose to adopt ASU No. 2017-09 early and the adoption did not have any impact on the Company's consolidated financial position, results of operations, and cash flows.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This ASU provides guidance on statement of cash flows presentation for eight specific cash flow issues where diversity in practice exists. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption did not have any impact on the Company's consolidated financial position, results of operations, and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This ASU requires that lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months.  ASU No. 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. This ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with earlier adoption permitted. The expected impact for the Company is an increase in property, plant and equipment and in financial liabilities.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 became effective for the Company beginning in the first quarter of 2018.

Subsequently, the FASB issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the “New Revenue Standards”) commencing the first quarter of 2018.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

The Company adopted the New Revenue Standards in the first quarter of 2018 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company analyzed the impact of the New Revenue Standards on its contract portfolio by reviewing its current accounting policies and practices to identify potential differences that would result from applying the requirements of the New Revenue Standards to its revenue contracts. In addition, the Company identified and implemented appropriate changes to its business processes and related policies to support recognition and disclosure under the New Revenue Standards.

The Company’s revenues are based on signed contracts or customer purchase orders accepted by the Company. There is no change in this position with regards to identifying the contract with the customer. The Company has identified that the only performance obligation in its contracts, distinct from the provision of a machine, installation and standard warranty, is in the case of an extended warranty which is included in the minority of contracts. The Company defers revenues in respect of extended warranty, when applicable, using observable stand-alone selling prices of annual service contracts in each geographical market and stand-alone selling prices of machine contract. The deferred revenue related to the extended warranty is calculated according to fair value relations. The ratio of annual service contract to machine price is calculated and updated annually. This was also the practice under ASC 605-25.

In the six-month period to June 30, 2018, the Company recognized $170 of previously deferred revenues in respect of extended warranties.

The Company has determined that whilst its machines are customized to the requirements of specific customers, there are no practical or contractual restrictions from transferring the machine to a different customer at little additional cost.  As such, they have an alternative use and should recognize revenue at a point in time, that is, upon installation.

The cumulative effect of adopting the New Revenue Standards on the Company’s revenues and operating income is not material, as the analysis of the Company’s contracts under the New Revenue Standards supports the recognition of revenue at a point in time for the majority of its contracts, which is consistent with its current revenue recognition model. Revenue on the majority of the Company’s contracts will continue to be recognized upon delivery because this represents the point in time at which control is transferred to the customer. Revenues derived from performance obligations such as warranty and service contracts will continue to be recognized over the period of the service. In addition, the number of the Company’s performance obligations under the New Revenue Standards is not materially different from the Company’s contract elements under the existing standard. Finally, the accounting for the estimate of variable consideration is not materially different compared to the Company’s current practice.

The adoption did not have a material impact on the Company's consolidated balance sheet.

Note 3 - Shareholders’ Equity

A.          General

The Company shares are traded on the NASDAQ Global Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.          Changes in Stock Options

In the second quarter of 2018, 226,509 share options were exercised.

In June 2018, 1,034,934 Restricted Share Units (RSUs) were granted by the Company. The RSUs vest over a four-year period. Of this grant, 448,035 RSUs vest based on performance milestones.

In 2017, 154,600 stock options and 86,500 Restricted Share Units (RSUs) were granted by the Company. The options and the RSUs vest over a four-year period.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 4 – Segment Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017
	U.S. Dollars (in thousands)
Asia Pacific	44,280	38,417	79,105
United States	6,682	3,009	9,484
Europe	6,774	2,402	4,896

	57,736	43,828	93,485

Note 5 - Supplementary Financial Statements Information

A.          Cash and cash equivalents

The Company’s cash and cash equivalent balance at June 30, 2018 and December 31, 2017 is denominated in the following currencies:

	June 30,	December 31,
	2018	2017
	U.S. Dollars (in thousands)
US Dollars	35,327	36,636
New Israeli Shekels	2,500	1,122
Euro	1,831	3,603
Other currencies	1,546	2,383

	41,204	43,744

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 5 - Supplementary Financial Statements Information (cont’d)

B.          Inventories

	June 30,	December 31,
	2018	2017
	U.S. Dollars (in thousands)
Components	10,756	9,690
Work in process	4,976	6,584
Finished products (including systems at customer locations not yet sold)	9,427	6,445

	25,159	22,719

Inventories are presented in:

	June 30,	December, 31
	2018	2017
	U.S. Dollars (in thousands)
Current assets	23,693	21,336
Long-term assets	1,466	1,383

	25,159	22,719

C.          Other Current Assets

	June 30,	December 31,
	2018	2017
	U.S. Dollars (in thousands)

Due from Government institutions	1,478	607
Prepaid expenses	513	561
Due from related parties	335	681
Other*	443	*1,366

	2,769	3,215

*Includes an amount of $571 due from sale of PCB business

D.          Property, Plant and Equipment, Net

	June 30,	December, 31
	2018	2017
	U.S. Dollars (in thousands)
Land	863	863
Building	13,469	13,307
Machinery and equipment	6,376	6,406
Office furniture and equipment	587	758
Computer equipment and software	4,061	4,310
Automobiles	87	87
Leasehold improvements	573	353
	26,016	26,084

Less accumulated depreciation	10,285	10,581

	15,731	15,503

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 5 - Supplementary Financial Statements Information (cont’d)

E.          Intangible Assets, Net

	June 30,	December, 31
	2018	2017
	U.S. Dollars (in thousands)
Patent registration costs	1,549	1,513

Accumulated amortization and impairment	1,069	1,031

Total intangible asset, net	480	482

F.          Other Current Liabilities

	June 30,	December, 31
	2018	2017
	U.S. Dollars (in thousands)

Accrued employee compensation and related benefits	6,006	6,248
Commissions	6,483	4,204
Accrued warranty costs	1,531	1,300
Accrued expenses	1,290	1,306
Advances from customers and deferred revenues	798	3,589
Government institutions	444	748

	16,552	17,395

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 6 - Statements of Operations

A.	Selling, general and administrative expenses

	Six months ended June 30,
	2018	2017
	U.S. Dollars (in thousands)
Selling (1)	9,379	6,722
General and administrative	3,285	4,437

	12,664	11,159

(1) Including shipping and handling costs	504	271

B.          Financial income (expenses), net

	Six months ended June 30,
	2018	2017
	U.S. Dollars (in thousands)
Interest income	220	15
Other, net (*)	216	(224)

	436	(209)

(*)	Other, net includes foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars amounting to $261, and $(150) in 2018 and 2017, respectively.

Note 7 - Balances and Transactions with Related Parties

A.          Balances with related parties:

	June 30,	December 31,
	2018	2017
	U.S. Dollars (in thousands)
Due from affiliated companies	335	681

B.          Transactions with related parties:

	Six months ended June 30,
	2018	2017
	U.S. Dollars (in thousands)
Purchases from Priortech and affiliates	-	(13)
Interest income from Priortech	62	15

Unpaid balances between Priortech and its subsidiaries in Israel and the Company bear interest of 5.5%.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 8 – Discontinued Operations

Further to that mentioned in Note 1, in 2017 the sale of the Company’s PCB business unit was completed. The Company received a gross amount of $ 32 million as a result of the acquisition, from which an amount of $2 million was deducted in respect of acquisition expenses and working capital adjustments. As a result of the sale the Company recognized a capital gain in the amount of $ 12.8 million.

Accordingly, the activities of the PCB business have been segregated and reported as discontinued operations in the consolidated statements of operations for the comparative periods presented.

The following table presents a reconciliation of the major classes of line items constituting pretax profit of discontinued operations to after-tax profit reported in discontinued operations for the three- and six-month periods ended June 30, 2017, and the year ended December 31, 2017:

	Six months ended June 30,	Three months ended June 30,	Year ended December 31,
	2017	2017	2017
	U.S. dollars	U.S. dollars	U.S. dollars
Revenues from discontinued operations	21,299	11,663	36,447
Cost of revenues	12,726	7,593	21,368

Gross profit from discontinued operations	8,573	4,070	15,079

Research and development costs	1,856	957	3,228
Selling, general and administrative expenses	2,234	1,080	6,260
Financial expenses, net	(144)	(52)	(96)
Gain on sale of discontinued operation	-	-	12,807

Income from discontinued operations before taxes	4,339	1,981	18,302

Income tax	(505)	(194)	(6,028)

Income from discontinued operations	3,834	1,787	12,274

Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Segment Information

Following the sale of the PCB business, completed on September 29, 2017, the consolidated financial statements include the continuing operations as one operating segment. In the consolidated statements of income for the comparative periods presented, the activities of the PCB business have been segregated and reported as discontinued operations.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication, principally based on core AOI technology.

We sell our systems worldwide. The vast majority of our sales are to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan, due to, among other factors, the migration of the electronic manufacturers into this region

In the first half of 2018, our sales to customers in the Asia Pacific region accounted for approximately 77% of our total revenues.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

Critical Accounting Policies

Critical accounting policies are those that are, in management’s view, most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue Recognition. We apply ASU No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

Our multiple deliverables usually consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.
We routinely evaluate our products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, "Software Revenue Recognition".  Based on such evaluation, we concluded that none of our products have such embedded software.

Valuation of Accounts Receivable.  We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider information at hand regarding specific customers, including aging of the receivable balance, evaluation of the security received from customers, our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs.

Valuation of Inventory.  Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider forecasted future sales or service/maintenance of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item’s past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the first half of 2018 no inventory write off was made. In the year 2017 we wrote-off inventory in the amount of approximately $84 thousand. The write off amounts are included in the item line called "Cost of products sold", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $84 million in 2017 was made against damaged, obsolete, excess and slow-moving inventory. Inventory that is not expected to be converted or consumed in the following 12 months is classified as non-current. As of June 30, 2018, a $1.5 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity. A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event if the probability is evaluated to be probable, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel, adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

Valuation of Long Lived Assets. We apply ASC Subtopic 360-10, "Property, Plant and Equipment".  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepared future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of June 30, 2018. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock‑based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black‑Scholes-Merton option‑pricing model. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues from continuing operations:

	Six Months Ended June 30,
	2018	2017
Revenues	100.0%	100.0%
Cost of revenues	51.7%	51.1%
Gross profit	48.3%	48.9%
Operating expenses:
Research and development, net	12.0%	15.6%
Selling and marketing	16.2%	15.3%
General and administrative	5.7%	10.2%
Expenses from settlement	-	29.7%
Total operating expenses	33.9%	70.8%
Operating income	14.4%	-21.9%
Financial (expenses), net	0.8%	-0.5%
Income tax (expenses) benefit	-1.5%	12.2%
Net income from continuing operations	13.7%	-10.2%
Income from discontinued operations
Income before tax expense, net	-	9.9%
Income tax expenses	-	-1.2%
Net income from discontinued operations….	-	8.7%

Net income (loss	13.7%	-1.5%

Six months Ended June 30, 2018 compared to Six months ended June 30, 2017

Revenues. Revenues increased by 32% to $57.7 million in 2018 from $43.8 million in 2017. The increase in sales is mainly due to increased demand in the semiconductors market and specifically in the segments that we serve.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are partially affected by sales volume. Our total gross profit increased to $27.9 million in 2018 from $21.4 million in 2017, an increase of $6.5 million, or 30%. Our gross margin decreased slightly to 48.3% in 2018, compared to a gross margin of 48.9% in 2017, primarily due to sales mix.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2018 increased to $7.0 million from $6.9 million in 2017.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 13% to $12.7 million in 2018 from $11.2 million in 2017, mainly due to an increase in agents’ commissions.

Expense from Settlement. In July 2017, the Company reached a settlement with Rudolph Technologies, Inc. relating to pending patent lawsuits that Rudolph filed against the Company and that the Company filed against Rudolph. According to the settlement, the Company paid Rudolph the sum of $13 million and each side dismissed their claims against each other with prejudice. The Company recorded a reserve for the agreed amount in its financial statements for six month period ended June 30, 2017.

Financial Income (Expenses), Net. We had net financial income of $0.4 million in 2018, compared to net financial expense of $0.2 million in 2017. These changes mainly relate to changes in foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars and interest received on short-term deposits.

Provision for Income Taxes. Income tax expense was $0.8 million in compared to income of $5.4 million in 2017. This was due to the recognition in 2017 of tax assets in the amount of $5.0 million on capital losses. These assets were utilized in full during the third quarter of 2017 upon the finalization of the sale of the PCB business and presented as discontinued operations in that period.

Net Income. We realized net income of $7.9 million in 2018 compared to a net loss of $0.6 million in 2017, in light of the factors discussed above and the discontinued operations’ results.

B.          Liquidity and Capital Resources

Our cash and cash equivalent balances totaled approximately $41.2 million on June 30, 2018 and $43.7 million on December 31, 2017. Our cash is invested in bank deposits spread among several banks, primarily in Israel.

From our inception through June  30, 2018 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $11.9 million in a public offering of our shares in May 2015.

Our working capital was approximately $68.2 million in 2018 and $63.6 million in 2017. The increase is mainly attributed to the increase in trade receivable due to higher revenues.

Our capital expenditures during the first half of 2018 were approximately $1.1 million, mainly due to the construction of a new building at our headquarters and support of our operating activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the six months ended June 30, 2018, totaled $2.4 million. Net cash and cash equivalents provided by operating activities for the twelve month ended December 31, 2017 totaled $12.9 million.

During 2018, cash provided by operating activities was primarily attributed to the positive net income offset by the increase in trade receivables.

Cash flow from investing activities

Cash flow used in investing activities in 2018 was $1.1 million, primarily due to investment in fixed assets.

Cash flow from financing activities

Cash flow used in financing activities in 2018 was $4.1 million, primarily due to a dividend payment to shareholders of $5.1 million, partially offset by proceeds from the exercise of share options.